UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

(Commission File No. 001-40241)

LAVA Therapeutics N.V.

(Translation of registrant’s name into English)

Yalelaan 60

3584 CM Ultrecht, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

    Yes  ☐    No  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

    Yes  ☐    No  ☐

LAVA Therapeutics, N.V.

On March 24, 2022, LAVA N.V. issued a press release announcing the Company’s financial results for the three months and year ended December 31, 2021. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein. Exhibit 99.1 to this Report is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (Exchange Act) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT LIST

Exhibit	Description
99.1	Press Release dated March 24, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

LAVA Therapeutics, N.V.
(Registrant)

Date: March 28, 2022	By:	/s/ Edward Smith
Edward Smith
Chief Financial Officer